Exhibit 99.1

NovaBridge Appoints Mark Hagler as President and Chief Commercial Officer to Advance Commercial Strategy and Maximize Pipeline Value

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Seasoned Biopharma leader bringing deep commercial experience to shape and inform corporate strategy, clinical trial design and business development discussions
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Strong industry reputation and commercial track record in high-value pharmaceutical markets including oncology and ophthalmology
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Strengthens NovaBridge’s leadership team as the Company advances givastomig, a potential first-in-class Claudin 18.2 x 4-1BB bispecific antibody for first line (1L) gastric cancer, toward registrational pivotal studies and continues to advance VIS-101, purpose-designed, potential best-in-class, dual VEGF-A x ANG-2 inhibitor for wet AMD

ROCKVILLE, MD, April 22, 2026 – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a global biotechnology platform company committed to accelerating access to innovative medicines that address significant unmet needs, today announced the appointment of Mark Hagler as President and Chief Commercial Officer. Mr. Hagler brings deep commercial expertise to shape and inform corporate strategy, clinical trial design and business development discussion. He brings a strong industry reputation and track record in high-value pharmaceutical markets including oncology and ophthalmology. Mr. Hagler built the commercial strategy for Abraxane® in new indications and led the global launch of a core Afinitor® indication.

“Welcoming Mark adds meaningful commercial and operational leadership experience to NovaBridge. This year, NovaBridge has demonstrated strong momentum, with compelling clinical data from our two mid-stage, potential best-in-class/first-in-class programs, givastomig and VIS-101. As we progress towards pivotal studies, Mark’s perspective will be instrumental in defining our path forward to maximize the value of our pipeline for shareholders and patients,” said Fu Wei, Executive Chairman of the Board of NovaBridge.

“Joining NovaBridge at this pivotal time is incredibly exciting. I look forward to partnering with my colleagues as we advance givastomig and VIS-101 to pivotal studies. The pipeline is supported by compelling proof-of-concept data, and has the potential to deliver meaningful commercial value. My focus will be on collaboration across the organization to shape our commercial approach and strengthen pre-commercial readiness to realize the full potential of our programs,” said Mr. Hagler.

About Mark Hagler

Mark Hagler is a biotechnology commercial executive with more than 25 years of experience building, scaling, and transforming biopharmaceutical and specialty pharmaceutical businesses. He brings distinctive expertise in driving accelerated growth, commercial readiness, and organizational development for companies in oncology, immunology, ophthalmology, and rare disease markets.

Before joining NovaBridge, Mr. Hagler served as Chief Commercial Officer for Sun Pharmaceuticals Industries Limited (Sun), where he led a $1B+ portfolio and organization of 600+ professionals, with accountability for strategy, performance and growth. Under his leadership, Sun’s U.S. Oncology business scaled from inception to profitability. In addition, Mr. Hagler led the transformation of the Ophthalmology division, establishing robust operational standards and delivering positive cash flow. He also executed strategic acquisitions that added value to the company’s pipeline and expanded its market reach.

Earlier in his career, Mr. Hagler held senior leadership roles at Ipsen S.A., Sanofi, Novartis AG, and Abraxis BioScience, Inc., where he shaped the global launch and lifecycle strategies for oncology therapies including Afinitor® and Abraxane®, driving meaningful clinical adoption and long-term commercial value. Mr. Hagler’s experience spans IND-to-commercialization drug development, pipeline prioritization, business development, pricing and market access strategy, cross-functional organizational leadership, and field model optimization for high-science markets.

Mr. Hagler is a named inventor on three U.S. design patents for medical technology innovations. He holds an MBA in Corporate Finance from Johns Hopkins University and is a graduate of the United States Naval Academy.

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential first-in-class and best-in-class, Claudin 18.2 X 4-1BB bispecific antibody, and VIS-101, purpose-designed, potential best-in-class, dual VEGF-A X ANG-2 inhibitor.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The product candidate is being evaluated in a global, randomized Phase 2 study, following the recent announcement of positive topline results from a Phase 1b, multi-center, open label study in first line gastric cancer. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more rapid, robust and durable treatment responses for patients with retinal vascular diseases including wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. VIS-101 has completed a randomized, dose-ranging Phase 2a study for wet AMD and expects to initiate a dose-determining Phase 2b study in H2 2026. NovaBridge is the majority shareholder of Visara, Inc., and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the expected impact of the new President and Chief Commercial Officer appointment; the Company’s expectations regarding the strategy, clinical development, plans, results, safety and efficacy for givastomig, VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, VIS-101, ragistomig, and uliledlimab; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval or eligibility for or achievement of the FDA’s Accelerated Approval Pathway; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Trademarks, Trade Names And Service Marks

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NovaBridge Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com